UNITED STATES ANTIMONY CORP

September 15, 2020

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:
United States Antimony Corp (the "Company")

Registration Statement on Form S-3

File No. 333-248423

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 3:00 pm on Friday, September 18, 2020, or as soon thereafter as is practicable.

Very truly yours, United States Antimony Corp By: /s/Alicia Hill Name: Alicia Hill Title: Controller